UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 11-K

☒ ANNUAL REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE
ACT OF 1934 [FEE REQUIRED]

For the year ended December 31, 2003

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES
EXCHANGE ACT OF 1934 [NO FEE REQUIRED].

For the transition period from to

Commission file number 1-11106

A.            Full title of the plan and the address of the plan, if different from that of the issuer named below:

PRIMEDIA THRIFT & RETIREMENT PLAN

B.            Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

PRIMEDIA Inc.

745 Fifth Avenue

New York, New York 10151

PRIMEDIA THRIFT & RETIREMENT PLAN

Required Information

Pursuant to the section of the General Instructions to Form 11-K entitled “Required Information”, this Annual Report on Form 11-K for the year ended December 31, 2003 consists of audited financial statements of the PRIMEDIA Thrift & Retirement Plan for the year ended December 31, 2003 and related schedules thereto.  The PRIMEDIA Thrift & Retirement Plan is subject to the Employee Retirement Income Security Act of 1974, as amended (“ERISA”), and in accordance with Item 4 of the sections of the General Instructions to Form 11-K entitled “Required Information”, the financial statements and schedule furnished herewith have been prepared in accordance with the financial reporting requirements of ERISA in lieu of the requirements of Items 1-3 of that section of the General Instructions.  Schedules I, II and III are not submitted because they are either not applicable, the required information is included in the financial statements or notes thereto, or they are not required under ERISA.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Retirement Committee of the

PRIMEDIA Thrift & Retirement Plan

New York, New York:

We have audited the accompanying statements of net assets available for benefits of the PRIMEDIA Thrift & Retirement Plan (the “Plan”) as of December 31, 2003 and 2002, and the related statement of changes in net assets available for benefits for the year ended December 31, 2003.  These financial statements are the responsibility of the Plan’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting.  Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting.  Accordingly, we express no such opinion.  An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statements presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2003 and 2002, and the changes in net assets available for benefits for the year ended December 31, 2003, in conformity with accounting principles generally accepted in the United States of America

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole.  The supplemental schedule of assets (held at end of year) as of December 31, 2003, is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s rules and Regulations for Reporting and Disclosure under the Employee Retirement Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  This schedule is the responsibility of the Plan’s management.  Such schedule has been subjected to the auditing procedures applied in our audit of the basic 2003 financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

/s/ DELOITTE & TOUCHE LLP
New York, New York
September 26, 2005

PRIMEDIA THRIFT & RETIREMENT PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 2003 AND 2002

	2003	2002

Assets:
Participant-directed investments	$124,347,381	$107,498,733

Participant loans	1,808,481	2,069,692

Cash	7,275	9,210

Receivables:
Employer contributions	17,457	150,319
Participant contributions	748,614	831,181
Accrued investment income	3,694	15,033

Total receivables	769,765	996,533

NET ASSETS AVAILABLE FOR BENEFITS	$126,932,902	$110,574,168

See notes to financial statements.

PRIMEDIA THRIFT & RETIREMENT PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
YEAR ENDED DECEMBER 31, 2003

Contributions:
Participant contributions	$10,858,345
Rollovers and other	99,007
Employer contributions	2,699,526
Total contributions	13,656,878

Investment income:
Net appreciation in fair value of investments	16,058,222
Interest income	329,682
Dividend income	1,958,912
Net investment income	18,346,816

Deductions:
Benefits paid to participants	(14,275,467)
Deemed distributions	(3,781)
Total deductions	(14,279,248)

INCREASE IN NET ASSETS AVAILABLE FOR BENEFITS	17,724,446
Transfers out:
Net transfers to other plans	(1,365,712)

NET INCREASE IN NET ASSETS AVAILABLE FOR BENEFITS	16,358,734
Beginning of year	110,574,168

End of year	$126,932,902

See notes to financial statements.

PRIMEDIA THRIFT & RETIREMENT PLAN

NOTES TO FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2003 AND 2002 AND FOR THE YEAR ENDED DECEMBER 31, 2003

1.              DESCRIPTION OF THE PLAN

The following description of the PRIMEDIA Thrift & Retirement Plan (the “Plan”) is provided for general information purposes only.  Participants should refer to the Summary Plan Description and Plan Agreement (collectively “Plan Documents”) for a more complete description of the Plan’s provisions.

General — The Plan is a defined contribution plan covering eligible employees of PRIMEDIA Inc. (“PRIMEDIA”) and its wholly-owned subsidiaries (individually, the “Companies,” collectively, the “Company”).  The Plan is administered by the PRIMEDIA Retirement Committee (the “Plan Administrator”) appointed under the authority delegated by the Board of Directors of PRIMEDIA.  The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

Eligibility — Each employee of the Company who completed 1,000 hours of service during his/her first 12-months of employment or any subsequent consecutive 12-month anniversary year is eligible to become a participant.  The Plan was amended to provide that service requirements vary depending on the eligibility requirements provided in the adoption agreements of the participating companies.  No service requirement exceeds one year of service.

Contributions — The Plan has a thrift section and a retirement section.  The thrift section allows employees to save a percentage of compensation on a before-tax and/or after-tax basis in participant selected investment funds.  All Companies except for About.com Inc. matched a percentage of the employees’ contributions to the Plan.  Some Companies matched 50% of the first 6% of the employees’ contributions, to a maximum match of 3% of the participant’s eligible compensation (base pay as defined in the Plan), and some matched 25% of the first 6% to a maximum of 1.5%.  The retirement section provides for some Companies to make automatic contributions into participant selected investment funds, regardless of whether or not an employee chooses to contribute to the Plan.  The retirement contributions were 1% of employees’ eligible compensation in 2003 and 2002.

Employee contributions are made through payroll deductions in 1% increments up to a maximum of 20% of the employee’s eligible compensation or $12,000, as authorized by the employee, subject to certain Internal Revenue Code (the “Code”) limitations.

Employer contributions, generally made to the Plan each pay period, are invested in the same investment funds as employee contributions as elected by the participant, in 1% increments between investment funds.

Rollover contributions represent amounts attributable to rollovers or transfers from another qualified plan that have been subsequently invested in the Plan’s investment funds by the participant.

Participant Accounts — A separate account is established and maintained for each Plan participant.  Contributions are invested in one or more of the Plan’s investment funds as designated by the participant.  The value of each investment fund is based on the closing market price of those funds upon the end of each trading day on the New York Stock Exchange.  The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Investments — The Plan has an agreement with American Express Trust Company (“American Express”), the trustee of the Plan, whereby participants may elect to invest their Plan assets in the Vanguard Prime Money Market Fund, Vanguard Wellington Fund, AXP Growth Fund, Dodge & Cox Income Fund and the EuroPacific Growth Fund.  In addition, participants may elect to invest up to ten percent of contributions in the PRIMEDIA Company Stock Fund.

Vesting — Participants are always 100% vested in their contributions to the Plan and earnings thereon.  Employer contributions vest at 20% for each year of service, resulting in 100% vesting for participants with five or more years of service.

Participant Loans — Upon written request of the participant and at the discretion of the Plan Administrator, a loan may be made to a participant from the Plan’s assets.  The loan is limited to the lesser of $50,000 minus the participant’s highest outstanding loan balance in the preceding twelve months or 50 percent of the participant’s vested balance.  The term of the loan shall not be for more than five years, except the maximum term for loans used for the purchase of a participant’s primary residence is ten years.  At the discretion of the Plan Administrator, loans that were issued under another 401(k) plan which are transferred into the Plan at the time of a merger may continue under their original loan terms, even if such terms differ from those of the Plan.

The interest rate for Plan loans is the Wall Street Journal’s prime rate in effect on the first day of the month in which the participant’s loan request is received.  Interest rates on outstanding loans ranged from 4% to 10.25% and 4.25% to 10.25% as of December 31, 2003 and 2002, respectively.  Principal and interest is paid ratably through payroll deductions.

Payment of Benefits — Upon termination of employment, each participant is entitled to receive the value of his account attributable to his contributions and earnings thereon and the vested portion of the account attributable to employer contributions and earnings thereon.  In the event of termination due to death or retirement, all employer contributions and earnings thereon are considered fully vested.

Forfeited Accounts — At December 31, 2003 and 2002, forfeited nonvested accounts totaled $219,283 and $363,653, respectively.  These accounts will be used to reduce future administrative expenses and employer contributions.  During the year ended December 31, 2003, employer contributions and administrative expenses were reduced by $911,723 from forfeited nonvested accounts.

2.              SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting — The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America.

Use of Estimates — The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires Plan management to make estimates and assumptions that affect the reported amounts of net assets available for benefits and changes therein.  Actual results could differ from those estimates.  The Plan utilizes various investment instruments, including mutual funds.  Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility.  Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the financial statements.

Investment Valuation and Income Recognition — The Vanguard Prime Money Market Fund investments and the money market portion of the PRIMEDIA Company Stock Fund are valued at cost, which approximates fair market value.  All other mutual fund investments are valued at fair market value as determined by quoted market prices at year-end.  The PRIMEDIA Company Stock Fund is quoted at its market price at year-end, except as indicated above.  Loans receivable from participants represent remaining unpaid principal, which approximates the fair market value.

Purchases and sales of securities are recorded on a trade-date basis.  Interest income is recorded on the accrual basis and dividend income is recorded on the ex-dividend date.

Administrative Expenses — Administrative expenses of the Plan are paid by the Company as provided in the Plan Document.

Payment of Benefits — Benefit payments to participants are recorded upon distribution.  Amounts allocated to accounts of persons who have elected to withdraw from the Plan but have not yet been paid were $43,221 at December 31, 2003.

Plan Transfers — During 2003, the Plan made transfers to and received transfers from other employee benefit plans as follows:

2003

Seventeen	$(1,804,862)
Plaza Inc.	421,364
Cambridge Education 401(k) Plan	17,786

Net transfers out	$(1,365,712)

During 2003, the Company sold Seventeen Magazine and related teen properties (“Seventeen”) to The Hearst Corporation.  Pursuant to the sale, balances of these participants, totaling $1,804,862, were transferred to T. Rowe Price, as trustee of The Hearst Corporation Employee Savings Plan.

On March 5, 2003, the Plan received assets totaling $421,364 in relation to the Plaza Inc. merger.

On July 2, 2003, the assets of the Cambridge Education 401(k) Plan, totaling $17,786, were transferred into the Plan.

3.              INVESTMENTS

The Plan’s investments that represented five percent or more of the Plan’s net assets available for benefits as of December 31, 2003 and 2002 are as follows:

	2003	2002

Vanguard Prime Money Market Fund, 18,904,138 and 20,199,713 shares, respectively	$18,904,138	$20,199,713
Vanguard Wellington Fund, 820,487 and 799,837 shares, respectively	$40,827,438	$33,937,078
*AXP Growth Fund, 1,259,610 and 1,232,387 shares respectively	$31,276,128	$25,300,907
Dodge & Cox Income Fund, 1,084,862 and 1,093,522 shares respectively	$14,016,422	$13,964,271
EuroPacific Growth Fund, 583,567 and 554,005 shares respectively	$17,629,564	$12,725,506

*Party-in-interest (Note 4)

During the year ended December 31, 2003, the Plan’s mutual fund investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in fair value as follows:

		2003

	Vanguard Wellington Fund (Admiral Shares)	$5,925,800
*	AXP Growth Fund	5,404,920
	Dodge & Cox Income Fund	161,553
	EuroPacific Growth Fund	4,066,702
*	PRIMEDIA Company Stock Fund	499,247

	Net appreciation of investments	$16,058,222

*Party-in-interest (Note 4)

4.              EXEMPT PARTY-IN-INTEREST TRANSACTIONS

Personnel and facilities of the Company have been used by the Plan at no charge.

Certain Plan investments are shares of a mutual fund managed by the Trustee and therefore, these transactions qualify as party-in-interest transactions.

At December 31, 2003 and 2002, the Plan held 592,317 and 655,328 units, respectively, of common stock of PRIMEDIA, the sponsoring employer, with a cost basis of $4,561,925 and $5,384,864 respectively.  During the years ended December 31, 2003 and 2002, the Company did not declare any common stock dividends.

5.              PLAN TERMINATION

Although the Company has not expressed any intent to do so, it may at any time terminate or amend the Plan or suspend the operation of any provision of the Plan, subject to the penalties set forth in ERISA.  In the event of termination of the Plan, participants would become 100% vested in their account and the assets of the Plan will be allocated among the participants of the Plan as provided for in ERISA.

6.              FEDERAL INCOME TAX STATUS

The Internal Revenue Service has determined and informed the Plan Administrator by letter dated March 4, 2003 that the Plan and related trust are designed in accordance with applicable sections of the “Code”.  The Plan has been amended since receiving the determination letter.  However, the Plan Administrator and the Company believe that the Plan is currently designed and operated in compliance with the applicable requirements of the Code.  Therefore, no provision for income taxes has been included in the Plan’s financial statements.

7.              RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The following is a reconciliation of participant loans receivable per the Statement of Net Assets Available for Benefits to participant loans receivable per the Form 5500 for the plan year 2003:

December 31, 2003

Participant loans per the Statement of Net Assets Available for Benefits	$1,808,481
Loan repayments receivable	(51,367)
Net participant loans	$1,757,114
Amounts deemed distributed for tax purposes	(14,832)

Participant loans per Form 5500 (net of interest)	$1,742,282

The following is a reconciliation of participant loans receivable per the Statement of Net Assets Available for Benefits to participant loans receivable per the Form 5500 for the plan year 2002:

December 31, 2002

Participant loans per the Statement of Net Assets Available for Benefits	$2,069,692
Loan repayments receivable	(57,667)
Net participant loans	$2,012,025
Amounts deemed distributed for tax purposes	(18,659)

Participant loans per Form 5500 (net of interest)	$1,993,366

The following is a reconciliation of benefits paid to participants per the Statement of Changes in Net Assets Available for Benefits to the Form 5500 disclosure of benefits paid to participants for the year ended December 31, 2003:

Benefits paid to participants per the Statement of Changes in Net Assets Available for Benefits	$14,279,248
Amounts deemed distributed for tax purposes (net of interest)	(3,781)

Distributions per Form 5500 (net of interest)	$14,275,467

8.              SUBSEQUENT EVENTS

On April 1, 2004, the EMAP USA, Inc. 401(k) Plan merged with the Plan and assets of $18,199,977 were transferred into the Plan.  During 2004, EMAP USA Inc. 401(k) Plan loans of $158,795 were transferred into the Plan.

On June 17, 2004, the Park Avenue Publishing, Inc. Profit Sharing and 401(k) Plan merged with the Plan and assets of $23,806 were transferred into the Plan.

In March and April 2005, PRIMEDIA sold About.com, Workplace Learning, L.P. and PRIMEDIA Productions Dallas which included a total of approximately 340 employees (representing approximately 8% of total employees of the Company as of December 31, 2004).  As a result of the sale of these businesses, all participating employees became fully vested at the time of each sale and are able to request complete distributions from the Plan, as terminated employees.

In 2005, PRIMEDIA acquired the following companies:

Company Name	Acquisition Date	# of Employees
New Home Updates	April 29, 2005	40
Laser Group	June 28, 2005	22
Atlanta Cars	February 14, 2005	20
American Home Guides	January 31, 2005	14

With the exception of New Home Updates, employees will need to satisfy the normal qualifying period of 12 months and 1,000 hours of service for Plan eligibility.  The 40 employees of New Home Updates were allowed past service credit toward vesting in the Plan and will be eligible to enroll on or after June 1, 2005, if they have attained the qualifying year of service.  Existing benefit plans at the acquired companies will not be merged into the Plan.

PRIMEDIA Companies Inc. has entered into a definitive agreement to sell the stock of PRIMEDIA Business Magazines and Media Inc., and certain related subsidiaries to PBI Media Holdings, Inc., an entity controlled by Wasserstein & Co., LP through its U.S. Equity Partners II, LP investment partnership.  The closing will take place following standard U.S. regulatory approval and satisfaction of other normal conditions. The transaction is expected to close in the fourth quarter of 2005.  The Ward’s Automotive Group publications and products are not a part of this transaction and will be retained by PRIMEDIA.  Approximately 900 employees will be a part of the transaction (representing approximately 20% of total employees of the Company as of December 31, 2004).  The approximately 30 employees of Ward’s Automotive Group will continue to be employed within the PRIMEDIA Inc. controlled group.

******

PRIMEDIA THRIFT & RETIREMENT PLAN

FORM 5500, SCHEDULE H, PART IV LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
DECEMBER 31, 2003

(a)		(b) Identity of Issue, Borrower, Lessor or Similar Party	(c) Description of Investment, including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	(d) Cost		(e) Current Value

		The Vanguard Group	Vanguard Prime Money Market Fund		**	$18,904,138
		The Vanguard Group	Vanguard Wellington Fund		**	40,827,438
	*	American Express	AXP Growth Fund (Y)		**	31,276,128
		Dodge & Cox	Dodge & Cox Income Fund		**	14,016,422
		The American Funds Group	EuroPacific Growth Fund		**	17,629,564
	*	PRIMEDIA Inc.	PRIMEDIA Company Stock Fund		**	1,693,691
	*	Participant loans	Participant loans (maturing 2004 to 2016 at interest rates of 4.00% to 10.25%)	—		1,742,282

			Total investments			$126,089,663

  * Party-in-interest.

** Cost information is not required for participant-directed investments and, therefore, is not included.

SIGNATURE

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

The PRIMEDIA Thrift & Retirement Plan

By:	/s/ Beverly C. Chell	.
Beverly C. Chell
Vice Chairman and Secretary
PRIMEDIA INC.

September 30, 2005